October 11, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Continental Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 14, 2022

File No. 001-32886

Ladies and Gentlemen:

Set forth below are the responses of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance Office of Energy & Transportation (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 13, 2022, with respect to the above-referenced Form 10-K (the “2021 Form 10-K”).

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2021 Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.

We note that you provided more expansive disclosure in your 2021 ESG Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 ESG Report.

Response: The disclosures provided in our 2021 ESG Report (released in July 2022) (“ESG Report”), on the one hand, and in our 2021 Form 10-K and other Commission filings, on the other hand, have been guided by a variety of considerations, including the varying purposes of, the legal requirements (or, in the absence thereof, evolving practices) applicable to, and evolving stakeholder expectations regarding such disclosures.

In our 2021 Form 10-K and other Commission filings, we provide disclosures regarding particular events, transactions, trends, uncertainties, impacts, and other matters if required under applicable federal securities regulations or that are otherwise material to, or reasonably likely to have a material impact on, our business, financial condition, or results of operations, taking into account the size, scope, and nature of our business.

Securities and Exchange Commission

Continental Resources, Inc.

In comparison, our 2021 ESG Report is intended to address a broad number of topics we believe may be of interest to a wide range of stakeholders, including not only our investors but also our employees, customers, vendors, and the communities in which we operate. The disclosures in our 2021 ESG Report go beyond the Commission’s disclosure framework and the disclosure requirements of Regulations S-K and S-X and, thus, are more expansive than those provided in our filings with the Commission. While we believe our performance and activities with respect to climate-related or other ESG matters are of interest to our stakeholders, we do not consider all such matters to be material to our business, financial condition, or results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

2.

We note your 2021 ESG Report reflects that you have implemented emissions mitigation programs. Revise your disclosure to quantify any material past and/or future capital expenditures for climate-related projects. Please ensure you provide quantitative disclosure for each of the periods for which financial statements are presented in your Form 10-K and for any future periods in your response.

Response: While our capital expenditures program does not have a specific “climate-related projects” category, we have in the past undertaken, and are currently undertaking, various capital projects to help manage and reduce the greenhouse gas emissions from our operations and improve our emissions performance, primarily for the purpose of complying with applicable state and federal environmental laws and related disclosure and filing requirements. While these laws were enacted to promote air quality rather than climate change related concerns, we are, for purposes of this response, considering these emissions-related capital projects to be “climate-related projects.” Examples of these types of projects are described on pages 31-34 of our 2021 ESG Report.

To date, the majority of our emissions-related capital projects have resulted in enhancements to our business practices and have not resulted in material capital expenditures. For each of the years ended December 31, 2021, 2020, and 2019, capital expenditures for emissions-related capital projects were substantially less than 1% of our total capital expenditures, which is not material to our business, financial condition, or results of operations.

Thus far in 2022, capital expenditures associated with emission mitigation programs undertaken in conjunction with our oil and gas exploration and production activities have continued to represent substantially less than 1% of our total capital expenditures through August 31, 2022. Planned spending for such emissions-related capital projects is expected to continue at a similar level for the remainder of 2022. Although our capital spending plans for 2023 are not yet finalized, we expect our spending on such emissions-related capital projects will continue to represent an immaterial portion of our total capital program for 2023.

Securities and Exchange Commission

Continental Resources, Inc.

While unrelated to the emission mitigation programs associated with our traditional business, in March 2022 (a month after we filed our 2021 Form 10-K) we initiated a strategic investment in an affiliate of Summit Carbon Solutions (“Summit”) to develop carbon capture and sequestration infrastructure. We have committed to invest a total of $250 million with Summit over 2022 and 2023 to fund a portion of Summit’s development and construction of carbon capture, transportation, and sequestration infrastructure, which aims to capture and permanently store carbon dioxide (“CO2”) from dozens of ethanol and other industrial facilities throughout the Midwest. After the CO2 is captured, it will be transported via a network of pipelines to North Dakota where it will be permanently stored in subsurface geologic formations. The project is expected to become operational in 2024.

As of the date of this response, we have contributed approximately $151 million toward our $250 million commitment to Summit. We expect to contribute the remaining $99 million by the end of 2023. Our investment in this project and related spending commitments are disclosed in our 2021 ESG Report and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022 and will be included in future Commission filings as appropriate.

3.

To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as increased demand for goods that result in lower emissions than competing products and increased competition to develop innovative new products that result in lower emissions.

Response: We have not experienced any material indirect consequences of climate-related regulation or business trends that have had a material impact on our business, financial condition, or results of operations, whether related to increased demand for goods that may produce lower emissions, increased competition to develop new products, or otherwise. Nonetheless, in our 2021 Form 10-K we discuss the types of impacts that climate-related regulation and business trends could potentially have on our business, financial condition, and results of operations in the future. For example, we disclose specific climate-related regulations that could affect our business in the “Regulation of the Crude Oil and Natural Gas Industry–Environmental regulation” discussion on pages 19-22 of our 2021 Form 10-K. In addition, we provide disclosures throughout the “Risk Factor” section beginning on page 25 of our 2021 Form 10-K indicating that climatic conditions, technological advances affecting energy consumption, regulatory initiatives, energy conservation and environmental protection efforts, increasing scrutiny from stakeholders of ESG practices, and the price and availability of alternative fuels or energy sources are a few of many factors that could affect the demand and market prices for crude oil and natural gas. To the extent any of these factors begin to materially impact our business, financial condition, or results of operations in the future, we will provide additional disclosure as appropriate.

Securities and Exchange Commission

Continental Resources, Inc.

We have not experienced any material indirect consequences as a result of innovative “lower-emission” products being developed by competing entities or industries. Fundamentally, crude oil and natural gas are global commodities, the prices of which are affected by a number of supply and demand-related factors, including climate-related regulations and business trends, as well as general economic conditions, changes in consumer behavior, geopolitical developments and related sanctions, the actions of the Organization of Petroleum Exporting Countries, and military conflicts affecting producing nations, among others. If new lower-emissions products are developed that are competitive with crude oil or natural gas, those products may reduce overall demand for crude oil and natural gas; however, it is difficult to predict the extent to which this might be the case or the extent to which it would affect the market prices received for our production given the existence of numerous other factors that impact global supply, demand, and market prices. The disruption of global hydrocarbon markets prompted by the military conflict between Russia and Ukraine, which has led to an increase in demand for United States commodities to mitigate the effects of supply uncertainty in Europe, is a recent example of one such factor that can arise that can offset or eliminate potential adverse impacts on the United States energy industry arising from climate change-related business trends or regulations. We believe the risk factor disclosures in our 2021 Form 10-K appropriately address the potential effects that climate-related regulations or business trends, as well as myriad other factors, may have on the demand and market prices for crude oil and natural gas. To the extent any new product innovations materially impact our business, financial condition, or results of operations in the future, we will provide additional disclosure as appropriate.

Finally, we have not experienced other types of material indirect consequences of climate-related regulation or business trends such as reputational risks arising from increased activism or changes in sentiment in relation to oil and gas activities. Nonetheless, our 2021 Form 10-K includes a risk factor that discusses types of potential climate-related reputational risks that could impact our business, financial condition, and results of operations in the future. See the risk factor on page 37 of our 2021 Form 10-K titled “Increasing scrutiny on environmental, social, and corporate governance matters may impact our business.” We believe such disclosure appropriately addresses the climate-related reputational risks to which Continental may be subject, and we will revise the disclosure going forward to appropriately reflect any risks materially impacting our business.

4.	We note your risk factor disclosure regarding the physical impacts of climate change. If material, disclose:

•	any weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that may have affected or may affect your major customers; and

•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.

Securities and Exchange Commission

Continental Resources, Inc.

Response:

Weather-related damages to property or operations

We have not experienced any material weather-related physical damages to our property or operations in the last three calendar years or in the current year. While portions of our property and operations have been temporarily impacted by severe weather-related events in the past, physical damages have not been material.

Expenditures incurred in response to weather-related damages are integrated into our overall operating expenditures and are generally included in the “Production expenses” caption on our consolidated income statements. Total expenses incurred to repair damages caused by weather-related incidents represented substantially less than 1% of our “Production expenses” for each of the years ended December 31, 2021, 2020, and 2019. Such expenses have been similarly immaterial thus far for 2022, with expenses again representing substantially less than 1% of our “Production expenses” through August 31, 2022.

From time to time, there may be weather events having a significant and immediate impact (other than physical damages) on the exploration and production sector and/or the energy industry generally with varying impacts on individual companies. When such impacts are material to an understanding of our operating results for a reporting period, we include disclosure in our Commission filings discussing the impact of such event. For example, as disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) on page 21 of our Form 10-Q for the quarter ended March 31, 2021, a winter storm in the southern United States in February 2021 caused us to temporarily shut-in production in Oklahoma, which negatively impacted our production by 6,000 barrels of oil equivalent per day during the first quarter of 2021. We subsequently fully restored our production, resumed normal operations, and ultimately increased our Oklahoma production from additional drilling activities such that the impact on February 2021 production was not material to our full-year 2021 operating results. Additionally, as disclosed in MD&A on pages 23-24 of our Form 10-Q for the quarter ended June 30, 2022, severe winter weather in the northern United States in April 2022 caused us to temporarily shut-in production in our Bakken region. We subsequently fully restored our production and resumed normal operations and do not believe the reduced April 2022 production will have a material impact on full-year 2022 operating results.

To the extent we incur weather-related impacts to our property or operations in the future that are material to our business, financial condition, or results of operations, we will continue to provide appropriate disclosure in accordance with applicable legal and disclosure requirements regarding such impacts.

Securities and Exchange Commission

Continental Resources, Inc.

Potential for indirect weather-related impacts that may have affected or may affect major customers

We have a diverse customer base across a wide geographic area. We are aware of various transitory weather events that occurred during the periods covered in our 2021 Form 10-K, or in the current year, which directly or indirectly affected some of our customers for short periods of time. While we cannot gauge the degree to which each of our customers was affected, we do know such weather events did not have a material adverse impact on our business, financial condition, or results of operations for the years ended December 31, 2021, 2020, and 2019, or in the current year. With respect to future periods, we are not able to speculate about the specifics of “potential…indirect weather-related impacts” that “may affect” our major customers. We disclose under “Risk Factors” on page 25 of our 2021 Form 10-K that adverse climate conditions and natural disasters can impact the prices we receive for crude oil and natural gas production and provide additional disclosures of potential weather-related impacts on customers in the risk factors titled as follows:

•	“Our business depends on crude oil and natural gas transportation, processing, refining, and export facilities, most of which are owned by third parties” (page 29)

•	“Severe climatic events and natural disasters could have a material adverse effect on our business, financial condition, results of operations and cash flows” (page 34)

•

“Our operations and the operations of our customers are subject to a number of risks arising out of the threat of climate change, energy conservation measures, or initiatives that stimulate demand for alternative forms of energy that could result in increased operating costs, limit the areas in which oil and natural gas production may occur, and reduce the demand for the crude oil and natural gas we produce” (page 37)

We will continue to evaluate the effects of weather-related impacts on the Company and our customers and will describe such effects in future filings if and when the effects are material to our business, financial condition, or results of operations.

Weather-related impacts on the cost or availability of insurance

We maintain various types and varying levels of insurance to cover our operations and properties, and we self-insure certain risks. Weather-related events have not had a material impact on the cost of insurance coverage for our business in the last three calendar years or in the current year, and we have not incurred any significant weather-related losses as a result of our self-insurance of certain risks. Our total insurance expenses pertaining to policies covering property losses, whether related to weather incidents or otherwise, have consistently totaled approximately 1% of the “General and administrative expenses” caption on our consolidated income statement in each of the years ended December 31, 2021, 2020, and 2019, which is not material to our business, financial condition, or results of operations. Such insurance costs have been similarly immaterial thus far for 2022, with costs again representing approximately 1% of our “General and administrative expenses” through August 31, 2022.

Securities and Exchange Commission

Continental Resources, Inc.

Additionally, weather-related events have not had a material impact on the availability of insurance to us. No incumbent coverage provider declined to renew our property insurance coverage due to our loss history in any of the prior three calendar years or the current year.

While it is possible that weather-related events could impact the cost or availability of insurance coverage in the future, we are not able to quantify, with any degree of certainty, those potential impacts at this time.

5.	Tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

Response: As discussed in our response to comment 2, we believe the primary climate change laws and regulations that are currently applicable to Continental’s business and operations are principally the state and federal environmental laws and related disclosure and filing requirements related to our emissions performance, including those issued by the U.S. Environmental Protection Agency (“EPA”). These regulations, which are a single subset of the health, safety, and environmental (“HS&E”) regulations to which our business and operations are subject, include the EPA’s rule requiring annual reporting of greenhouse gas (“GHG”) emissions, among others.

Complying with state and federal emissions-related regulations and other HS&E regulations is part of our day-to-day operations, as the field personnel and other operations personnel in each of our operating offices carry out various HS&E-related compliance activities as part of their daily job responsibilities. These activities include, among others: (i) inspection, maintenance, and repair of infrastructure, facilities, and equipment; (ii) complying with federal and state air emissions permitting requirements and related regulations; (iii) conducting surveys and inspections for purposes of leak detection and repair activities; and (iv) complying with GHG emissions annual reporting requirements. The expenditures associated with these HS&E-related compliance activities are integrated into our overall operating expenditures and, depending on the nature of the particular expenditure, are generally included in the “Production expenses” or “General and administrative expenses” captions on our consolidated income statements.

Our operating expenditures incurred in complying with state and federal emissions-related regulations represented less than 1% of our “Production expenses” and “General and administrative expenses,” as applicable, for each of the years ended December 31, 2021, 2020, and 2019, which was not material to our business, financial condition, or results of operations for such periods. Thus far in 2022, such compliance costs have continued to represent less than 1% of our “Production expenses” and “General and administrative expenses,” as applicable, through August 31, 2022.

Securities and Exchange Commission

Continental Resources, Inc.

With respect to future periods, to the extent additional laws and regulations are enacted, including those adopted specifically as a result of climate change, our climate-related compliance costs could increase, potentially materially. However, we are unable to quantify, with any degree of certainty, the impact that laws and regulations that are not currently in existence may have on climate change-related compliance costs for future periods. To the extent compliance costs associated with climate-related laws and regulations become material in the future, we will undertake to provide appropriate disclosure in accordance with applicable legal and disclosure requirements.

6.	Please tell us about and quantify any purchase or sale of carbon credits or offsets during the last three years and any planned future period transactions.

Response: We have not engaged in the purchase or sale of carbon credits or offsets in the last three calendar years or in the current year. Additionally, we have not prepared budgets or forecasts of purchases or sales of carbon credits for any future periods. To the extent in the future we purchase or sell carbon credits or offsets and such transactions are material to our business, financial condition, or results of operations, we will undertake to provide appropriate disclosure in accordance with applicable legal and disclosure requirements.

* * * * *

Please contact David Oelman at Vinson & Elkins L.L.P. (713-758-3708) if you have any questions with respect to the foregoing or if any additional or supplemental information is required by the Staff.

Very truly yours,

Continental Resources, Inc.

By:	/s/ John D. Hart
Name:	John D. Hart
Title:	Chief Financial Officer and Executive Vice President of Strategic Planning

cc:	James R. Webb, Senior Vice President, General Counsel, Chief Risk Officer and Secretary

David P. Oelman, Vinson & Elkins LLP

Michael S. Telle, Vinson & Elkins LLP